SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Third Wave Technologies, Inc.

(Name of Subject Company)

Third Wave Technologies, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88428W108

(CUSIP Number of Class of Securities)

Cindy Ahn

Vice President, Legal, General Counsel and Corporate Secretary

Third Wave Technologies, Inc.

502 South Rosa Road

Madison, Wisconsin 53719

(608) 273-8933

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Richard W. Porter, P.C.

Carol Anne Huff, Esq.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601-6636

(312) 861-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2008 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Third Wave Technologies, Inc. (“Third Wave”), a Delaware corporation, relating to a cash tender offer (the “Offer”) to purchase all of Third Wave’s outstanding common shares, $0.001 par value per share (the “Common Stock”) at a price of $11.25 per share, net to the seller in cash, made by Hologic, Inc., a Delaware corporation (“Hologic”) and Thunder Tech Corp., a Delaware corporation (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO, dated June 18, 2008 (as amended or supplemented from time to time, the “Schedule TO”). The terms and conditions of the Offer are set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 8, 2008, Purchaser and Hologic’s offer to purchase, dated June 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Purchaser is a direct wholly-owned subsidiary of Hologic.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(h) Other Material Information

At 12:00 midnight, New York City time, on July 16, 2008, the Offer expired. The depositary for the Offer has advised that, as of the expiration of the Offer, shareholders of Third Wave had validly tendered and not withdrawn approximately 45,225,950 common shares (including common shares tendered pursuant to the guaranteed delivery procedures), which represents approximately 92% of the currently outstanding common shares and therefore satisfies the “minimum condition” of the Offer, which requires the tender of 50% of the total number of common shares outstanding prior to the expiration of the Offer. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all shares of common stock that were validly tendered and not withdrawn prior to expiration of the Offer.

On July 17, 2008, Hologic and Third Wave issued a joint press release announcing the Purchaser had commenced a subsequent offering period for all remaining untendered shares of Third Wave’s common stock, which will expire at 12:00 midnight, New York City time on Wednesday, July 23, 2008, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period is scheduled to expire. The same $11.25 per share price, net to the seller in cash, without interest, offered in the prior offering period will be paid during the subsequent offering period.

Hologic has announced that after the expiration of the subsequent offering period, Hologic will acquire all of the remaining outstanding common shares through a merger under Delaware law. With the purchase of common shares in the Offer, Hologic will have sufficient voting power to approve the Merger without the affirmative vote of any other Third Wave shareholder. As a result of the Merger, the Company will become a wholly-owned subsidiary of Hologic, and each outstanding common share will be cancelled and (except for common shares held by Hologic or Purchaser, or common shares for which appraisal rights are properly demanded) will be converted into the right to receive the same consideration, without interest, received by holders who tendered in the Offer. Thereafter, the common shares will cease to be traded on the NASDAQ Global Market. The full text of the joint press release is filed as Exhibit (a)(1)(N) hereto and is incorporated herein by reference.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(1)(N)	Joint Press Release issued by Hologic, Inc. and Third Wave Technologies, Inc., dated July 17, 2008, announcing expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD WAVE TECHNOLOGIES, INC.

By:  /s/  Maneesh Arora

        Name: Maneesh Arora

        Title: Senior Vice President and Chief Financial Officer

Dated: July 17, 2008